UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2005

CREW GOLD CORPORATION

(Name of Registrant)

Abbey House, Wellington Way, Weybridge, Surrey KT13 OTT, Great Britain

(Address of principal executive offices)

News Release dated January 24, 2005:  Release Date for Crew Gold for Second Quarter Results and Comments on Rio Narcea News Release

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx         Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Crew Gold Corporation:  SEC File No. 12b=#1-11816

(Registrant)

Date: March 24, 2004:   /s/ Frederic Puistienne

                                            Frederic Puistienne, C.F.O.

DATE: January 24th 2005

TRADING SYMBOL:

TORONTO & OSLO: CRU

FRANKFURT: KNC, OTC-BB-other: CRUGF

NEWS RELEASE

RELEASE DATE FOR CREW GOLD FOR SECOND QUARTER RESULTS AND COMMENTS ON RIO NARCEA NEWS RELEASE

LONDON, United Kingdom, DATE: January 24th 2005. Crew Gold Corporation (“Crew”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.

Crew Gold Corporation will release its second quarter results prior to the opening of markets on Monday, February 14, 2005.  A conference call to discuss the results, the company’s current projects and the outlook for the balance of the year will be held on Tuesday the 15th.

Crew Gold Corp has the following comments on the recent news release of Rio Narcea Gold Mines Ltd, the company which processes the ore from Crew’s Nalunaq Gold Mine. Rio Narcea has made a couple of observations, which could be misleading to our shareholders. First, they noted that the average grade for Nalunaq ore processed by them in 2004 was approximately 17 g/t. We note that this average, which has yet to be reconciled by Crew, includes the relatively low grades achieved in connection with the processing of the Nalunaq stockpile during the first half of 2004.

We continue to be of the view that the grades achieved by us in connection with production are within the parameters established in our mine plan and consistent with the characteristics typical for a narrow vein high-grade deposit. Full operational disclosure and expectations with respect to Nalunaq will be made with our second quarter results.

Secondly, Rio Narcea has made statements with respect to the anticipated number of shipments from Nalunaq in 2005. They made these statements without consultation with us. We continue to expect to make 4 to 5 shipments from Nalunaq in 2005, each containing between 30,000-45,000 tonnes of ore. We will be discussing with Rio Narcea’s the disclosures concerning Crew as soon as possible to ensure accurate information is conveyed to the market in the future.

We continue to be pleased with our progress to date at Nalunaq and continue to work to improve recoveries, costs and our resource base as we move through these early days of production.

Jan A. Vestrum

President & CEO

This news release contains certain "Forward-Looking Statements". All statements, other than statements of historical fact, included in this release, and/or statements made by company officers or directors at any given time, as well as Crew’s future plans are such forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Crew does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

For more information please contact our UK Head Office (TEL +44 -1932 268755) or by email to enquiries@crewgold.com For more information about Crew, additional contact information or to subscribe to future news releases, please visit our new website www.crewgold.com